Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders and our Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) dated February 26, 2014, with respect to the consolidated financial statements of Manulife Financial Corporation, and the effectiveness of internal control over financial reporting of Manulife Financial Corporation as at December 31, 2013, included in the 2013 Annual Report (Form 40-F) of Manulife Financial Corporation.

We consent to the incorporation by reference of our Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders and our Independent Auditors’ Report on Internal Controls referred to above in the following Registration Statements:

•	Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-157326) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan;

•	Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;

•	Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John Hancock Financial Network;

•	Registration Statement (Form F-10 No. 333-182632) of Manulife Financial Corporation pertaining to Manulife Financial Corporation’s shelf prospectus offering Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units;

•	Registration Statement (Form F-3 No. 333-183233-01 and 333-183233) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to John Hancock Life Insurance Company (U.S.A.)’s market value adjustment interests under deferred annuity contracts;

•	Registration Statement (Form F-3 No. 333-179261-01 and 333-179261) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to John Hancock Life Insurance Company (U.S.A.)’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto;

•	Registration Statement (Form F-3 No. 333-168694-01 and 333-168694) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to deferred annuity contracts with market value adjustment interests and Manulife Financial Corporation’s subordinated guarantee relating thereto; and

•	Registration Statement (Form F-3 No. 333-159176) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Dividend Reinvestment and Share Purchase Plan for U.S. Shareholders.

Toronto, Canada	Chartered Accountants
February 26, 2014	Licensed Public Accountants